Mail Stop 3-09							October 18, 2004



Mr. Kenneth U. Kuk
Chairman, President & Chief Executive Officer and Secretary
KMG America Corporation
6306 Maple Ridge
Excelsior, Minnesota 55331

Re:	KMG America Corporation
	Amendment No. 1 to Registration Statement on Form S-1
	File Number 333-117911

Dear Mr. Kuk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Because Stanley D. Johnson, the current chairman, president and chief executive officer of Kanawha, will become a member of your board of directors and is someone you consider a key employee, please disclose in the forepart of the prospectus and in the related party discussion the total amount of the offering proceeds you expect him to receive as a result of his equity ownership in Kanawha.

Use of Proceeds, page 47

2. Please revise your disclosure to also disclose in this section that you expect to use approximately $6-7 million of the offering proceeds to open new facilities and add marketing and sales personnel for the worksite insurance business as you discuss on pages 18, 63 and 96.

Unaudited Pro Forma Consolidated Statement of Income, page 58

3. In note (q), you state that an independent valuation expert was engaged. If the reference is retained, please name the third-party valuation expert engaged, update the "Expert" section of the filing, and include a consent. This comment applies to any reference in your filing to a third-party expert.

Note 2: Investments

4. State if you have the intent and ability to hold to recovery or maturity, if true. Otherwise, it would appear that the loss should be recognized. Also, address that you consider the financial condition of the issuer.

Legal Proceedings, page 132

5. We note your response to our prior comment 100 and reissue that comment. You still have not explained why you believe your current legal proceedings will not have a material adverse affect. Please provide us your analysis as to why you believe your current legal proceedings will not have a material adverse effect on your financial position and revise your disclosure accordingly. For example, is your conclusion based on the fact that you have adequate reserves for any losses you may experience from these legal proceedings, your belief that the outcomes of these legal proceedings will be favorable to you or your belief that any losses you may suffer from the outcomes would be immaterial.

Underwriting, page177

6. We note your response to our prior comment 109. Please note that we have referred your response to our Office of Chief Counsel, and we may have further comments.

Exhibits

7. Please provide the legal opinion required by Item 601(b)(5) of Regulation S-K. We may have further comments.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Whitnie Story at (202) 824-5385 or Lisa Vanjoske (202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia
Barros at (202) 824-5304 or Dan Greenspan at (202) 942-2974 with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Daniel M. LeBey, Esq.
Melvin E. Tull, III
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 E. Byrd Street
Richmond, Virginia 23219-4074

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Mr. Kenneth U. Kuk
October 18, 2004
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